Issuer Free Writing Prospectus, dated February 8, 2021

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus Supplement, dated February 8, 2021

Registration No. 333-237649

McCormick & Company, Incorporated

Pricing Term Sheet

$500,000,000 0.900% Notes due 2026 (“2026 Notes”)

$500,000,000 1.850% Notes due 2031 (“2031 Notes”)

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with McCormick & Company, Incorporated’s preliminary prospectus supplement dated February 8, 2021 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 13, 2020 and the documents incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	McCormick & Company, Incorporated

Ratings (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Stable)

Principal Amount:	2026 Notes: $500,000,000 2031 Notes: $500,000,000

Type:	SEC Registered, Registration No. 333-237649

Trade Date:	February 8, 2021

Settlement Date:	February 11, 2021 (T+3)

Interest Payment Dates:	2026 Notes: Semi-annually on February 15 and August 15, commencing on August 15, 2021 2031 Notes: Semi-annually on February 15 and August 15, commencing on August 15, 2021

Maturity Date:	2026 Notes: February 15, 2026 2031 Notes: February 15, 2031

Benchmark Treasury:	2026 Notes: 0.375% due January 31, 2026 2031 Notes: 0.875% due November 15, 2030

Benchmark Treasury Price / Yield:	2026 Notes: 99-16+ / 0.474% 2031 Notes: 97-13 / 1.157%

Spread to Benchmark Treasury:	2026 Notes: +48 basis points 2031 Notes: +78 basis points

Yield to Maturity:	2026 Notes: 0.954% 2031 Notes: 1.937%

Coupon (Interest Rate):	2026 Notes: 0.900% 2031 Notes: 1.850%

Price to Public:	2026 Notes: 99.736% of the principal amount 2031 Notes: 99.212% of the principal amount

Net Proceeds (before expenses) to the Issuer:	$988,490,000

Optional Redemption:

At any time prior to the applicable Par Call Date (as defined below), the notes will be redeemable at the Issuer’s option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

(1)   100% of the principal amount of the notes to be redeemed, and

(2)   the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, in the case of the 2026 Notes, and 15 basis points, in the case of the 2031 Notes, plus, in either case, accrued and unpaid interest thereon to the date of redemption.

On or after the applicable Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date.

“Par Call Date” means January 15, 2026 (one month prior to their maturity date), in the case of the 2026 Notes, and November 15, 2031 (three months prior to their maturity date), in the case of the 2031 Notes

CUSIP / ISIN:	2026 Notes: 579780 AR8 / US579780AR81 2031 Notes: 579780 AS6 / US579780AS64

Joint Book-Running Managers:	BofA Securities, Inc. Truist Securities, Inc. Wells Fargo Securities, LLC BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. Mizuho Securities USA LLC

Co-Managers:	Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. ING Financial Markets LLC M&T Securities, Inc. PNC Capital Markets LLC

*Note:

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about February 11, 2021, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers will be expected to pay for their notes within three business days of the pricing date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BofA Securities, Inc., Truist Securities, Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Truist Securities, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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